Expense Limitation Agreement

March 5, 2026

Cantor Fitzgerald Infrastructure Fund

110 E. 59th Street

New York, NY 10022

Dear Board Members:

You have engaged us to act as the investment adviser to the Cantor Fitzgerald Infrastructure Fund (the “Trust” or the “Fund”), pursuant to an Interim Management Agreement dated as of March 5, 2026 (“Management Agreement”).

Commencing with the beginning of the term of the Management Agreement through at least July 31, 2027, subject to the consideration and approval of the Management Agreement by the Trust’s Board of Trustees (the “Board”), we agree to waive management fees and/or reimburse each Fund for expenses the Fund incurs, but only to the extent necessary to maintain each Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto.

Additionally, the Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by Cantor Fitzgerald Investment Advisors, L.P. (the “Adviser”). Furthermore, the Expense Limitation Agreement may not be terminated by the Adviser, but may be terminated by the Board, on written notice to the Adviser. The Expense Limitation Agreement will automatically terminate with respect to the Fund if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement’s termination for the Fund (except that the Adviser shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of the Adviser or Cantor Fitzgerald, L.P.). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by us is subject to repayment by the Fund provided the Adviser continues to serve as investment adviser to the Fund and subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Yours Very Truly,

Cantor Fitzgerald Investment Advisors, L.P.

By: /s/ John Brim
Name: John Brim
Title: Senior Managing Director
Date: March 5, 2026

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

CANTOR FITZGERALD INFRASTRUCTURE FUND

By: /s/ William Ferri
Name: William Ferri
Title: President and Principal Executive Officer
Date: March 5, 2026

Appendix A

Fund	Percentage of Average Daily Net Assets attributable to that class
Cantor Fitzgerald Infrastructure Fund
Class A	2.50%
Class C	3.25%
Institutional Class	2.25%